Mail Stop 3561

August 5, 2009

via U.S. mail and facsimile

Thomas Kirchner, Chief Executive Officer
FalconTarget, Inc.
260 Water Street, #3C
Brooklyn, NY 11201

RE: **FalconTarget, Inc.**
        Form 10-K/A for the Fiscal Year Ended June 6, 2008, filed June 22, 2009
        File No.: 0-50920

Dear Mr. Kirchner:

        We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended June 30, 2008 and Filed July 30, 2009

Signatures

1. Please supplementally confirm that in future filings of Forms 10-K you will include the signatures of the principal executive officer, principal financial officer, and the principal accounting officer or controller along with the designations for each. We note that, in your response to comment two of our prior letter dated July 17, 2009, you have added the designation "principal accounting officer," as we requested. However, you have deleted the designation "principal financial officer," which is a required designation since it is a required signature.

Closing Comments

 As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that provides any requested information. Please understand that we may have additional comments after reviewing your response to our comment.

 You may contact Bill Kearns at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

 Sincerely,

 John Reynolds
 Assistant Director
 Office of Beverages, Apparel and
 Health Care Services

cc: Thomas Kirchner
 Via facsimile: Fax: (561) 910-0015